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October 26, 2020

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Donald Field
Susan Block
Kristin Lochhead
Kate Tillan

Re:	Galecto, Inc.
Erez Chimovits, Søren Lemonius, Chandra Leo and Karen Wagner
Resignation Letters

Dear Mr. Field:

On behalf of Galecto, Inc. (the “Company”), we submit the enclosed resignation letters (the “Resignation Letters”) of Erez Chimovits, Søren Lemonius, Chandra Leo and Karen Wagner, each a member of the board of directors (the “Board”) of the Company. Each of the Resignation Letters was previously delivered to the Company to inform it that each of Mr. Chimovits, Mr. Lemonius, Dr. Leo and Dr. Wagner, respectively, will automatically resign as a member of the Board effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1, and that Mr. Chimovits, Mr. Lemonius, Dr. Leo and Dr. Wagner, respectively, will not be responsible for any part of such registration statement.

This letter is being furnished to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in accordance with Section 11(b)(1) of the Securities Act of 1933, as amended, to notify the Staff that Mr. Chimovits, Mr. Lemonius, Dr. Leo and Dr. Wagner, respectively, will not be responsible for the contents of the Company’s registration statement on Form S-1 (File No. 333-248719), including any amendments thereto.

If you should have any questions regarding these matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

cc:    Hans Schambye, Chief Executive Officer, Galecto, Inc.

October 24, 2020

Galecto, Inc.

Ole Maaloes Vej 3,

DK-2200 Copenhagen N

Denmark

Re: Resignation as a Director

To the Board of Directors:

I, Erez Chimovits, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Galecto, Inc. (the “Company”) and its subsidiaries, and all committees of the Board of the Company and its subsidiaries, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement. In the event that such registration is not effective prior to November 30, 2020, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Erez Chimovits
Erez Chimovits

89 Medinat Hayehudim St.

Building E

Herzliya 4614001 Israel

October 24, 2020

Galecto, Inc.

Ole Maaloes Vej 3,

DK-2200 Copenhagen N

Denmark

Re: Resignation as a Director

To the Board of Directors:

I, Søren Lemonius, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Galecto, Inc. (the “Company”) and its subsidiaries, and all committees of the Board of the Company and its subsidiaries, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement. In the event that such registration is not effective prior to November 30, 2020, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Søren Lemonius
Søren Lemonius

Store Strandstræde 18,

DK-1255 Copenhagen, Denmark

October 25, 2020

Galecto, Inc.

Ole Maaloes Vej 3,

DK-2200 Copenhagen N

Denmark

Re: Resignation as a Director

To the Board of Directors:

I, Chandra Leo, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Galecto, Inc. (the “Company”) and its subsidiaries, and all committees of the Board of the Company and its subsidiaries, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement. In the event that such registration is not effective prior to November 30, 2020, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Chandra Leo
Chandra Leo

Suite 4-212-2, 23 Lime Tree Bay Ave.

P.O. Box 30852

Grand Cayman, KY1-1204, Cayman Islands.

October 24, 2020

Galecto, Inc.

Ole Maaloes Vej 3,

DK-2200 Copenhagen N

Denmark

Re: Resignation as a Director

To the Board of Directors:

I, Karen Wagner, write to inform you that I hereby automatically resign from the board of directors (the “Board”) of Galecto, Inc. (the “Company”) and its subsidiaries, and all committees of the Board of the Company and its subsidiaries, effective as of immediately prior to, and contingent upon, the effectiveness of the Company’s registration statement on Form S-1 in connection with the Company’s initial public offering, and that I will not be responsible for any part of such registration statement. In the event that such registration is not effective prior to November 30, 2020, this letter of resignation shall be deemed withdrawn without having been given effect.

Very truly yours,

/s/ Karen Wagner
Karen Wagner

Avenida de la Libertad, 25

4 A-B, 20004, San Sebastian, Spain